March 1, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. John Reynolds / Ms. Susann Reilly / Mr. James Lopez

Re:	VLOV, Inc. Amendment 5 to Registration Statement on Form S-1 Filed January 28, 2011 File No. 333-163803 Form 10-K/A for Fiscal Year Ended December 31, 2009 Filed October 27, 2010 File No. 000-53155

Dear Mr. Reynolds, Ms. Reilly and Mr. Lopez:

On behalf of VLOV, Inc. (the “Company” or “VLOV”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated February 15, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form S-1, Amendment No. 5, filed January 28, 2011

Planned Transfer to China Dong Rong, page 34

1.
We note your revised disclosure and response to comment two of our letter dated January 24, 2011. We note the statement that the actual timing for the sale of the manufacturing-related assets “will have no impact on the timing and completion of the planned transfer as currently anticipated by the Company.” It is unclear how the transfer is to be completed prior to sale. It is also unclear how either the transfer or sale could be delayed given the statement that the contractual arrangements will cease “only after both the planned transfer and the sale of the manufacturing-related assets have been completed.” Please revise or advise.

Response: It is the Company’s present intention and that of the equity owners of Yinglin Jinduren to transfer the business operations currently conducted by Yinglin Jinduren to China Dong Rong by the first quarter of 2011, which is described below as the “Planned Transfer.” The Company is also in the early stage of planning the sale of Yinglin Jinduren’s Manufacturing-related Assets (as defined below) because the Company now outsources all of its manufacturing needs, although no definitive plans have been established and approved for such sale.  However, the completion of the Planned Transfer is not dependent on the completion of the sale of the Manufacturing-related Assets and as described more fully below, the Company plans to complete the Planned Transfer prior to the completion of the sale of the Manufacturing-related Assets.  Further, there is no assurance that the Company will be able to complete the sale of all of the Manufacturing-related Assets.

As previously explained on page 34 of Amendment No. 5 of the Company’s Registration Statement on Form S-1 (“Form S-1/A5”), the following must occur in order to complete the “Planned Transfer” to China Dong Rong: (a) the Company’s receipt of approval of its pending application with the PRC Trademark Office for the transfer of trademarks from Yinglin Jinduren to China Dong Rong;  (b) the transfer of all sales contracts with Yinglin Jinduren’s current customers to China Dong Rong; and (c) the transfer of the assets currently owned by Yinglin Jinduren that are needed to conduct design, sales and marketing operations (the “Sales and Marketing Assets”) to China Dong Rong (collectively, the “Planned Transfer”).   With respect to the transfer of the trademarks, the timing for completion of such transfer is subject to receipt of the PRC Trademark Office’s approval, which the Company currently anticipates will occur in the first quarter of 2011.  The Company also currently anticipates completing the transfer of all sales contracts of Yinglin Jinduren’s current customers during the first quarter of 2011; however, as the Company also wants to effectuate such transfers with minimal disruption to the customers and the Company’s business, some transfers may not occur by the end of the first quarter of 2011.  Until a sales contract is transferred to China Dong Rong, Yinglin Jinduren will continue to service such contract.  The Company anticipates it will transfer ownership of the Sales and Marketing Assets toward the end of first quarter of 2011 at the discretion of Mr. Wu, depending on the progress of the transfer of the sales contracts.  The transfer of the Sales and Marketing Assets will be accomplished through an Asset Transfer Agreement that will be executed between Yinglin Jinduren and China Dong Rong at the time such transfer is to occur, which currently is anticipated to occur toward end of the first quarter of 2011.

The Company also previously disclosed on page 34 of the Form S-1/A5 that it now outsources its manufacturing and thus it is also planning to sell to third parties all of the assets of Yinglin Jinduren, other than the Sales and Marketing Assets, (the “Manufacturing-related Assets”), because such assets are no longer required for the Company to operate its clothing business.  These Manufacturing-related Assets include manufacturing equipment, land use rights and the building housing its manufacturing facilities.  However, the Company is still in the early stages of planning and has yet to establish a formal, definitive plan for such sale. Further, there is no assurance that the Company will be able to sell some or all of such assets.  Any proceeds from the sale of these Manufacturing-related Assets will be distributed to HK Dong Rong which, in turn, will transfer such proceeds into China Dong Rong. The sale of land use rights and the building will be subject to PRC government approval, which may take up to at least three months after entry into definitive agreements with potential buyers which have yet to be identified.

Prior to the completion of the Planned Transfer, the Company can operate all of its business operations through both China Dong Rong and Yinglin Jinduren.  The Company has direct control, through its 100% equity ownership of China Dong Rong, over fulfillment of sales contracts that have been transferred over to China Dong Rong from Yinglin Jinduren.  Through the contractual arrangements, the Company will also continue to maintain control over Yinglin Jinduren, which will continue to fulfill any sales contracts that remain with Yinglin Jinduren until all such contracts have been transferred over to China Dong Rong.  After the Planned Transfer is completed but prior to the completion of the sale of the Manufacturing-related Assets, the Company will operate all of its business operations through China Dong Rong, while continuing to control Yinglin Jinduren and its Manufacturing-related Assets via the contractual arrangements.  Finally, the Company intends to exit from the contractual arrangements with Yinglin Jinduren only after both the Planned Transfer and the sale of the Manufacturing-related Assets have been completed because the contractual arrangement agreements will allow the Company to continue to maintain control over Yinglin Jinduren and the Manufacturing-related Assets until the completion of the sale of such assets and the transfer of the sales proceeds back to China Dong Rong as described above.

2.
Additionally, please advise us of the approximate value of the assets to be sold and their significance to your operations. It is unclear to what degree various line items involving, for example, your cost of sales will change due to an increased use of OEM manufacturers. Please revise or advise.

Response: The carrying value of these Manufacturing-related Assets as of September 30, 2010 was $1,208,000 or approximately 3.3% of the Company’s total assets as of September 30, 2010.  As to their approximate value today, the Company does not know as it has not obtained an appraisal for the Manufacturing-related Assets; however, due to their insignificance as a percentage of total assets and to its operations, the Company does not consider their value to be material to the Company’s financial statements and operations as further discussed below.

The base cost factors for outsourced manufacturing versus self-manufacturing are similar:

In outsourced manufacturing, prices that the Company pays to third-party manufacturers may be affected in the future as a result of changes in raw materials cost and labor prices. If prices rise or decline during the contract period with a manufacturer, the manufacturer may try to pass along higher costs to the Company or the Company may be able to negotiate for lower costs during subsequent contract period.

On the other hand, if the Company continues to manufacture part of its inventory, it would be more immediately subject to fluctuations in raw material, labor and other manufacturing costs.

Over time, the Company believes that the cost of sales impact is negligible as it is subject to the same cost factors whether it self-manufactures or outsources manufacturing.

As detailed in the management’s discussion and analysis included in the Company’s periodic report for the quarter ended September 30, 2010, the Company’s self-manufacturing and outsourced manufacturing as a percentage of total cost of sales are as follows:

	September 30, 2010	September 30, 2009
Self manufactured goods	5.6%	8.6%
O.E.M. Finished Goods	94.4%	91.4%

The Company does not consider its manufacturing capabilities to be significant to its operations as it has been able to effectively outsource manufacturing and as noted above, self-manufacturing represented only 5.6% of total cost of sales as of September 30, 2010. Since outsourcing manufacturing, there has been no loss of customer base or revenue decline as a result of the outsourcing. The most significant part of the Company’s operations is its design capabilities along with its sales and marketing.  For example, Mr. Wu received a “Top Ten Fashion Designer Award” at the China Fashion Week in 2010, and the Company was also awarded China Fashion Week’s “Best Menswear Design Award” in 2009.

3.
We note your revised disclosure on page 35 and response to comment four of our letter dated January 24, 2011. You refer in an example on page eight to not having completed a registration with relevant government authority. Please revise page 35 to identify the specific government authorities and registrations that are not complied with. If it is your belief that the conversion to direct equity ownership would exempt you from having to register with such regulatory authorities, revise to so state and clarify the approximate time period during which you anticipate operating under the contractual provisions but without registration. Please revise your risk factor disclosure on page eight to briefly address potential risks resulting from failure to complete registration. For example, it is unclear if the pledge or other agreement may be unenforceable if not registered.

Response: The only registration that Company currently may be subject to and has not completed is the registration of the security interests on the equity interests of Yinglin Jinduren as granted under the equity pledge agreement.  The Property Rights Law discussed in the first risk factor on page 8 of the Form S-1/A5 requires the registration of such security interests with the local Administration of Industry and Commerce (“AIC”), and the Company will amend its Registration Statement immediately prior to its becoming effective to add this information to that risk factor.  However, it is unclear whether or not the Company is required to register the security interes ts under the Property Rights Law because  the equity pledge agreement was entered into in 2005, prior to the enactment of the Property Rights Law on October 1, 2007.  Since this law does not state that it is applicable to transactions prior to its 2007 enactment date, the security interests under the equity pledge agreement have not been registered.  The Company respectfully notes that it has already stated in the first risk factor on page 8 (first paragraph, last sentence) that the potential risk associated with not registering the security interests is that it may “not be able to enforce the security interests granted under the equity pledge agreement.” The  Company will amend its Registration Statement immediately prior to its becoming effective to expand the risk factor on page 8 to include the potential risk that HK Dong Rong may not be able to enforce its rights related to the security interests, including its right to control and sell such equity int erests in the event that Yinglin Jinduren breaches its obligations under the contractual arrangements, as against a bona fide purchaser of the pledged equity interests.

Additionally, the Company will also add to its amended Registration Statement to be filed immediately prior to it being declared effective a further explanation on page 35 stating that upon completion of the conversion of the Company’s contractual control over its operating business into a direct equity ownership, the Company will terminate the contractual arrangements, thereby eliminating the security interests granted under the equity pledge agreement and the registration thereof.  Such explanation will also state that because the Company is in the process of conducting this conversion and is uncertain as to whether registration requirement under the Property Rights Law is applicable to pre-2007 transactions like the equity pledge agreement, the Company will not be registering the security interests with the local AIC, but will instead continue to operate under the contractual arrangements without registering the security interests until completion of the conversion to direct equity ownership.

4.
We note the revised risk factor at the bottom of page nine regarding the $8 million registered capital requirement for China Dong Rong. With a view to disclosure, advise us whether and how this requirement affects the status of your “fully funded reserve” as identified in the last paragraph on page 31.

Response:  The $8 million registered capital requirement for China Dong Rong does not affect the status of Yinglin Jinduren’s “fully funded reserve” as described in the last paragraph on page 31 of the Form S-1/A5, as China Dong Rong is a separate entity from Yinglin Jinduren and China Dong Rong has a separate government-mandated statutory reserve requirement from that of Yinglin Jinduren.  As discussed more fully under the Company’s response to Comment 7 below, China Dong Rong’s statutory reserve requirement requires it to set aside at least 10% of its annual after-tax net profit, if any, to fund government-mandated statutory reserves until the bal ance of such reserves reaches 50% of its registered capital, or $4 million (based on its registered capital of $8 million).  China Dong Rong commenced operations at the end of the last quarter in 2010 in conjunction with the Planned Transfer and thus its statutory reserves have not yet been funded.

5.
We note that the Company plans to sell the assets of Yinglin Jinduren other than the Sales and Marketing assets and distribute the proceeds to HK Dong Rong which, in turn, will transfer the proceeds to China Dong Rong. If financial statements as of a date on or after the date a component of the registrant has been disposed of or classified as held for sale are required in a registration statement, retrospective reclassification of all prior periods to report the results of that component in discontinued operations is required. Please tell us how you considered the criteria in FASB ASC 205-20-45-1 in determining whether the planned disposition met the criteria to be classified as held for sale, and revise your financial statement presentation as applicable.

Response:

The Company will provide a further clarification in the Registration Statement to be filed immediately prior to such Registration Statement being declared effective to state that the Company is still in its early planning stages regarding the sale of the Manufacturing-related Assets and it does not have a formal, definitive plan in place yet for such sale as of February 28, 2011.  Further, there is no assurance that the Company will be able to sell some or all of the Manufacturing-related Assets through this sale.

Asset Held for Sale Evaluation:

The Company did not classify the Manufacturing-related Assets as held for sale as of September 30, 2010 and February 28, 2011, because none of the criteria which are required to be met pursuant to FASB ASC 360-10-45-9 was met as of such dates:

a.	Management did not have the authority to approve the action, nor had it committed to a plan to sell the Manufacturing-related Assets.

b.	The Manufacturing-related Assets were not available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets.

c.	An active program to locate a buyer and other actions required to complete the plan to sell the Manufacturing-related Assets have not been initiated.

d.	The sale of the Manufacturing-related Assets was not probable, and transfer of such assets was not expected to qualify for recognition as a completed sale, within one year.

e.	The Manufacturing-related Assets were not being actively marketed for sale at a price that is reasonable in relation to their current fair values.

f.
The last factor – whether actions required to complete the plan indicated that it was unlikely that significant changes to the plan will be made or that the plan will be withdrawn, was not applicable because a plan of sale was not in effect as of September 30, 2010 [or as of February 28, 2011].

Reporting as Discontinued Operations Evaluation:

FASB ASC 205-20-45-1 provides that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph FASB ASC 360-10-45-9 (as evaluated above), shall be reported in discontinued operations.  As we have not disposed of these assets and do not qualify for held for sale accounting at September 30, 2010 and February 28, 2011, we are not required to evaluate, and therefore, report the results of operations of the asset group (Manufacturing-related Assets) as discontinued operations; however, shall we meet the held for sale criteria at a future reporting date or sale these assets, we believe that the conditions for reporting discontinued operations have not been meet and therefore this reporting is not appropriate as provided by the following evaluation:

The Company reviewed FASB ASC 205-20-55-3, the implementation guidelines, the components of which are:

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

Step 3: Are the continuing cash flows significant?

Analysis:

Step 1: Yes. Cash flows generated by the entity related to our business activities are expected to continue;

Step 2: Yes. The continuing cash flows result from the continuation of our business activities with the only change being that we have strategically decided to 100% outsource our manufacturing of our fashion apparel.  Previously we both manufactured and outsourced the manufacturing our fashion apparel.

Step 3: Yes. The Company’s continuing cash flows from our business activities are significant and are not expected to worsen or significantly improve as a result of outsourced manufacturing.

Additionally, in reviewing the criteria for FASB ASC-205-20-45-1, the Company is referred to an example in the section which refers to a situation that appears to be on point with the Company’s situation (FASB ASC 205-20-55-47):

“The entity decides to remain in the bicycle business but will outsource the manufacturing operations and commits to a plan to sell the related manufacturing facility.  The facility is classified as held for sale at that date.  Because the manufacturing facility is part of a larger cash-flow-generating group (the bicycle division), and on its own is not a component of the entity, the conditions in paragraph  205-20-45-1 for reporting in discontinued operations the operations (losses) of the manufacturing facility would not be met. (Those conditions also would not be met if the manufacturing facility on its own was a component of the entity because the decision to outsource the manufacturing operations of the division will not eliminate the operations and cash flows of the division [and its bicycle business ] from the ongoing operations of the entity.)”

Although the Company did not formally have an authorized and committed plan to dispose of Manufacturing-related Assets as of September 30, 2010 or as of February 28, 2011, such assets are a part of the larger-cash-flow-generating group and on their own are not a component of the Company’s operations.  Therefore, when the Manufacturing-related Assets are ultimately disposed of or a formalized, approved and committed plan to sell the assets is in place, such disposal or plan shall not require the results of the Manufacturing-related Assets to be reported as a discontinued operation.

6.
Related to the planned disposition of certain assets of Yinglin Jinduren, please explain to us the effect the disposition will have on your financial statements and how you considered the provisions of Article 11 of Regulation S-X in determining whether to provide pro forma financial statements that give effect to the planned disposition.

Response: The planned disposition of the Manufacturing-related Assets will have no material effect on the Company’s financial statements.  As noted in the response to Comment 2 above, the carrying value of such assets represented 3.3% of total assets ($1,208,000/$35,593,000) as of September 30, 2010.  Given such immateriality, we believe that pro-forma financial statements are not required under Article 11 of Regulation S-X.  Therefore, the disposition does not meet the requirements under Rule 11-01(a)(4) of Regulation S-X, as further defined by Rule 11-01(b) (1) and (2) of Regulation S-X.

As discussed in the response to Comment 2, the base cost factors for outsourced manufacturing versus self-manufacturing are similar:

In outsourced manufacturing, prices that the Company pays to third-party manufacturers may be affected in the future as a result of changes in raw materials cost and labor prices. If prices rise or decline during the contract period with a manufacturer, the manufacturer may try to pass along higher costs to the Company or the Company may be able to negotiate for lower costs during subsequent contract period. In order to secure pricing and supply of finished products, the Company places deposits with these manufacturers.

On the other hand, if the Company continues to manufacture part of its inventory, it would be more immediately subject to fluctuations in raw material, labor and other manufacturing costs.  In the past, when the Company was engaging in self-manufacturing, it made deposits towards raw materials in order to secure their pricing and supply.

Over time, the Company believes that the cost of sales impact is negligible as it is subject to the same cost factors whether it self-manufactures or outsources manufacturing.

The Company does not consider its manufacturing capabilities to be significant to its operations as it has been able to effectively outsource manufacturing.  The most significant part of its operations is its design capabilities along with its sales and marketing.  For example, the Company’s founder, Chairman and CEO, Mr. Wu received a “Top Ten Fashion Designer Award” at the China Fashion Week in 2010 and the Company was also awarded China Fashion Week’s “Best Menswear Design Award” in 2009.

In the “Cost of Sales and Gross Profit Margin” section of the Company’s management discussion and analysis, in the Company’s first, second and third quarterly reports filed during 2010, the Company has disclosed its continued trend of outsourcing manufacturing to third parties. In our most recent quarterly report as a percentage of total cost of sales:

	September 30, 2010	September 30, 2009
Self manufactured goods	5.6%	8.6%
O.E.M. Finished Goods	94.4%	91.4%

The Company does not consider its manufacturing capabilities to be significant to its operations as it has been able to effectively outsource manufacturing and as noted above, self-manufacturing represented only 5.6% of total cost of sales for the nine months ended September 30, 2010.

Index to Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements (unaudited), page F-6

(15) Statutory Reserves, page F-18

7.
We note your disclosure on pages 31, F-18 and F-40 that the registered capital of Yinglin Jinduren was RMB 10 million and the statutory reserves were fully funded at September 30, 2010 and December 31, 2009. We further note in your response to comment eight of our letter dated January 24, 2011 that unless you amend your articles of incorporation to lower your registered capital contribution requirement, the Company will be subject to the mandatory statutory reserve requirement of $4 million or 50% of China Dong Rong’s registered capital of $8 million because China Dong Rong is already a wholly owned subsidiary of the Company through its wholly owned subsidiaries PXPF and HK Dong Rong. Based upon your response, it appears to us that you are currently subject to a government-mandated statutory reserve requirement of $4 million or 50% of China Dong Rong’s $8 million registered capital, a nd that the reserve requirement may be reduced to $2 million in the event that you lower China Dong Rong’s registered capital requirement to $4 million by November 19, 2011. Please revise to disclose China Dong Rong’s $4 million government-mandated statutory reserve requirement, and the amount of statutory reserve that remains unfunded at each balance sheet date or state that the reserve is fully funded. To the extent you have concluded that you are not currently subject to a statutory reserve requirement for China Dong Rong’s $8 million registered capital, explain to us the basis for your conclusion. In addition, please discuss the statutory reserve requirement that remains unfunded at the balance sheet date and how you plan to fund the reserve requirement in your discussion of liquidity and capital resources on page 53.

Response:  In accordance with the relevant PRC regulations, companies established in the PRC are required to transfer at least ten percent (10%) of their statutory annual profits after tax (after offsetting any prior years’ losses), if any, to the statutory reserve fund until the balance of the fund reaches 50% of their respective registered capital.  These amounts are being set aside so that PRC companies will have sufficient funds to satisfy future expansion of their business, to offset possible losses and to maintain the benefits and welfare of its employees. This is a PRC government measure to protect the stability of PRC companies and the working force in China.  The transfer to this statutory reserve is an accounting entry only within the retained earnings account.  There are no legal requirements in the PRC to fund these reserves by transferring cash to restricted accounts.

The Company will add a discussion on page 34 of the amended Registration Statement to be filed immediately prior to its effectiveness that the registered capital of China Dong Rong is $8 million, and is required by PRC rules and regulations to transfer at least 10% of its annual after-tax profit, if any, to statutory reserves, until the balance of this reserve reaches 50% of its registered capital, which is $4 million.  As China Dong Rong has just commenced its operations toward the end of the last quarter of 2010 in conjunction with the Planned Transfer discussed above, its statutory reserves have not yet been funded.

As explained above, the transfer to statutory reserves is an accounting entry only and does not involve transfer of cash to restricted account.  Accordingly, the transfer to this reserve has no impact on the Company’s liquidity and capital resources.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours,

LKP Global Law, LLP

/s/ Dominador Tolentino Dominador Tolentino, Esq.